Filed pursuant to Rule 433
Registration number 333-169373
September 15, 2010
Alleghany Corporation
$300,000,000 5.625% SENIOR NOTES DUE 2020
Final Term Sheet
September 15, 2010

Issuer:	Alleghany Corporation

Title of Securities:	5.625% Senior Notes due 2020 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings* (Moody’s / S&P):	Baa2 (Moody’s) / BBB (S&P)

Format:	SEC Registered

Trade Date:	September 15, 2010

Settlement Date (T+3):	September 20, 2010

Maturity Date:	September 15, 2020

Aggregate Principal Amount Offered:	$300,000,000

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Price / Yield:	99-04+ / 2.724%

Spread to Benchmark:	T+ 295 basis points

Re-offer Yield:	5.674%

Coupon:	5.625% per annum

Price to the Public (Issue Price):	99.631%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2011

Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury rate plus 45 basis points plus, in each case, accrued and unpaid interest through the redemption date

CUSIP/ISIN:	017175AB6/US 017175AB67

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book- Running Managers:	U.S. Bancorp Investments, Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Co-Manager:	UBS Securities LLC

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607, J.P. Morgan Securities LLC at (212) 834-4533 or Wells Fargo Securities, LLC at 1-800-326-5897.